GOLDEN AMERICAN                                                   EXCLUDED FUNDS
LIFE INSURANCE COMPANY                                               ENDORSEMENT

Golden American is a stock company domiciled in Delaware.
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EXCLUDED FUNDS ENDORSEMENT


On the Endorsement Effective Date, the provisions of the Rider to which this endorsement is attached are amended as follows. If no Endorsement Effective Date is shown, the Endorsement Effective Date is the same as the Rider Date. Where used in this Endorsement, the term Contract shall include any Certificate to which this Endorsement is attached. The terms used in this Endorsement shall be interpreted to apply only to the portion of the Contract values allocated to Excluded Funds. Where used in this Endorsement the term Rider shall mean Minimum Guaranteed Income Benefit Rider, Minimum Guaranteed Accumulation Benefit Rider or Minimum Withdrawal Benefit Rider, as appropriate.

When the Owner elects to invest in an Excluded Fund, as defined herein, components of the Rider which are calculated based on the Accumulation Value of the Contract to which this Rider is attached will be calculated in accordance with this endorsement. When an investment is made in an Excluded Fund, any guarantee of the Rider may be permanently affected by such investment regardless of any future allocation of Accumulation Value.

RIDER BENEFIT CALCULATIONS
--------------------------

For each Rider Benefit component described in the Rider, except Cash Surrender Value where applicable, the portion that represents Excluded Funds will equal or be based on the Accumulation Value allocated to Excluded Funds.

For purposes of allocating each such Rider Benefit component between Excluded Funds and non-Excluded Funds, the following rules apply. For each component described in the Rider, a corresponding Excluded Funds Rider Benefit Base is maintained. Each Excluded Funds Rider Benefit Base has the same definition as the Rider Benefit component of the Rider with respect to premiums, credits, and withdrawals, except that it applies only to investment in Excluded Funds. Rider benefits calculated for Excluded Funds will be based on the lesser of the Accumulation Value or the applicable Rider Benefit component.

TRANSFERS
---------

Transfers from Excluded Funds to non-Excluded Funds will reduce all Rider Benefit component(s) for Excluded Funds on a prorata basis. The resulting increase in each non-Excluded Funds Rider Benefit Base will equal the lesser of the reduction in the Rider Benefit component for Excluded Funds and the net Accumulation Value transferred.

Transfers from non-Excluded Funds to Excluded Funds will reduce each non-Excluded Funds Rider Benefit Base on a prorata basis. The resulting increase in the Rider Benefit component(s) for Excluded Funds will equal the reduction in non-Excluded Funds Rider Benefit Base.

Adjustments for transfers involving Excluded Funds and Special Funds, where applicable, will be calculated separately from adjustments for transfers involving Excluded Funds and non-Special Funds. Special Funds, if any, are described in the Contract.

EXCLUDED FUNDS

Where used in this Endorsement, Excluded Funds are as designated by the Company. We may add newly available divisions as Excluded Funds. We may also reclassify an existing division as an Excluded Fund or remove such designation upon 30 days notice to you. Such re-classification will apply to amounts transferred or otherwise added to such division after the date of change.

All other provisions of the Contract to which this Endorsement is attached remain unchanged.

Endorsement Effective Date:

Signed:        /s/ Barnett Chernow
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                   Barnett Chernow